Exhibit 99.(14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment to Registration Statement No. 333-276389 on Form N-14 of our report dated January 24, 2024, relating to the financial statements and financial highlights of Lord Abbett Income Fund and Lord Abbett Corporate Bond Fund, each a series of Lord Abbett Investment Trust, appearing in the Annual Report on Form N-CSR of Lord Abbett Investment Trust for the year ended November 30, 2023, and to the references to us under the headings “Financial Highlights” and “Representations and Warranties” (paragraphs 4.1(f) and 4.2(h)) in the Agreement and Plan of Reorganization included in the Prospectus/Information Statement, which is part of the Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

February 9, 2024